UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

October 3, 2023

(Date of Report (Date of earliest event reported))

Fundrise eFund, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775059
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Update

NPSC Virgil Controlled Subsidiary

On December 27, 2017, we directly acquired ownership of a “majority-owned subsidiary,” NPSC Virgil, LLC (the “NPSC Virgil Controlled Subsidiary”), for an initial purchase price of $1,050,000 which was the initial stated value of our equity interest in the NPSC Virgil Controlled Subsidiary (the “NPSC Virgil Investment”). The NPSC Virgil Controlled Subsidiary used the proceeds to acquire an existing 1,738 square foot single family home on a 6,699 square foot lot in the East Hollywood neighborhood of North East Los Angeles (the “NPSC Virgil #1 Property”). The closing of both the NPSC Virgil Investment and the NPSC Virgil #1 Property occurred concurrently. Details of this acquisition can be found here.

On January 19, 2018, the NPSC Virgil Controlled Subsidiary acquired an additional property for an initial purchase price of $910,377, an existing 1,440 square foot single family home on a 6,699 square foot lot in the East Hollywood neighborhood of North East Los Angeles (the “NPSC Virgil #2 Property”, and together with the NPSC Virgil #1 Property, the “NPSC Virgil Property”). Details of this acquisition can be found here.

On April 25, 2022, the NPSC Virgil Controlled Subsidiary sold the NPSC Virgil Property for a sales price of approximately $3,200,000 to a Los Angeles-based developer (the “Buyer-Borrower”), while simultaneously providing a first mortgage bridge loan in the amount of $2,9000,000 (the “Virgil Senior Loan”). Details of sale and financing can be found here.

On October 3, 2023, the Buyer-Borrower paid back the Virgil Senior Loan for the full amount of principal, plus interest, via a refinance of the NPSC Virgil Property. Taken together, NPSC Virgil Investment and Virgil Senior Loan yielded an internal rate of return of 6.7% over the holding period.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EFUND, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: October 27, 2023